===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

         (Mark One)

         /X/     Annual report pursuant to Section 15(d) of the Securities
         Exchange Act of 1934 (No fee required, effective October 7, 1996)

         For the fiscal year ended     December 31, 2003
                                   -------------------------------------------

                                       Or

         /_/     Transition report pursuant to Section 15(d) of the Securities
         Exchange Act of 1934  (No fee required)

         For the transition period from ________________ to __________________

         Commission file number    1-14946
                               -----------------------------------------------


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  CEMEX, Inc. Savings and Investment Plan
                  for Union Employees
                  1200 Smith Street
                  Suite 2400
                  Houston, Texas 77002

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  CEMEX,S.A. de C.V.
                  Av. Ricardo Margain Zozaya #325
                  Colonia del Valle Campestre
                  Garza Garcia, Nuevo Leon
                  Mexico 66265

===============================================================================

                            CEMEX, INC. SAVINGS AND
                              INVESTMENT PLAN FOR
                                UNION EMPLOYEES

                            Financial Statements and
                             Supplemental Schedules

                           December 31, 2003 and 2002
                  (With Independent Auditors' Report Thereon)

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES


                               Table of Contents

                                                                      Page
                                                                      ----

Independent Auditors' Report                                           1

Financial Statements:

     Statements of Net Assets Available for Benefits -
       December 31, 2003 and 2002                                      2

     Statement of Changes in Net Assets Available for Benefits -
       Year Ended December 31, 2003                                    3

     Notes to Financial Statements                                     4

Supplemental Schedule - Schedule H, Line 4(i) - Schedule of
        Assets (Held at End of Year) - December 31, 2003               8


The following schedules required by the Department of Labor's Rules and Regulations are omitted because of the absence of conditions under which they are required:


     Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in
       Default or Classified as Uncollectible

     Schedule G, Part II - Schedule of Leases in Default or Classified as
       Uncollectible

     Schedule G, Part III - Nonexempt Transactions

     Schedule H, Line 4(i) - Schedule of Assets (Acquired and Disposed of
       Within the Plan Year)

     Schedule H, Line 4(j) - Schedule of Reportable Transactions

                   [Letterhead of Mir Fox & Rodriguez, P.C.]


                          INDEPENDENT AUDITORS' REPORT


Participants and Administrator of
CEMEX, Inc. Savings and Investment Plan
   for Union Employees:

We have audited the accompanying statements of net assets available for benefits of the CEMEX, Inc. Savings and Investment Plan for Union Employees (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                /s/ Mir Fox & Rodriguez


Houston, Texas
June 25, 2004

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                Statements of Net Assets Available for Benefits
                           December 31, 2003 and 2002




           Assets                                             2003              2002
           ------                                             ----              ----

Investments, at fair value:
    Mutual funds                                      $     1,315,532         2,617,636
    Common collective trust fund                              906,746         1,543,188
    Common stock                                              315,291           301,484
    Participant loans                                         175,554           218,259
                                                       ------------------  -------------

        Total investments                                   2,713,123         4,680,567

Cash                                                            2,486            23,512
                                                       ------------------  -------------

        Total assets                                        2,715,609         4,704,079

Liabilities

Trades payable                                                  2,462            23,468
                                                       ------------------  -------------

        Net assets available for benefits             $     2,713,147         4,680,611
                                                       ==================  =============




See accompanying notes to financial statements.

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

           Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 2003



Additions to net assets:
    Participant contributions                                $     726,311
    Employer contributions                                         217,032
    Net appreciation in fair value of mutual funds                 516,502
    Net appreciation in fair value of common stock                 122,957
    Investment income                                              142,999
                                                              ----------------

       Total additions to net assets                             1,725,801
                                                              ----------------

Deductions from net assets:
    Transfer out of plan                                         3,676,704
    Benefits paid to participants                                   15,393
    Administrative fees and expenses                                 1,168
                                                              ----------------

        Total deductions from net assets                         3,693,265
                                                              ----------------

Net decrease in net assets available for benefits               (1,967,464)

Net assets available for benefits:
    Beginning of year                                            4,680,611
                                                              ----------------

    End of year                                              $   2,713,147
                                                              ================


See accompanying notes to financial statements.

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                         Notes to Financial Statements
                           December 31, 2003 and 2002

1.   Plan Description

     General
     -------

     The CEMEX, Inc. Savings and Investment Plan for Union Employees (the Plan) was adopted effective August 1, 1998 for the benefit of the union employees of the Clinchfied, Georgia and Charlevoix, Michigan plants of CEMEX, Inc. Effective September 1, 2003, the union employees of the Charlevoix, Michigan plant ceased participating in the Plan and became participants in the CEMEX, Inc. Savings Plan. In connection therewith, assets of $3,676,704 were transferred from the Plan to the CEMEX, Inc. Savings Plan during 2003.

     The Plan is qualified under section 401(a) of the Internal Revenue Code
     (IRC) as a defined contribution plan and is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     Eligibility
     -----------

     Union employees of the Clinchfield, Georgia and Charleviox, Michigan plants of CEMEX, Inc. with at least three months of service are eligible to participate in the Plan. Plan entry dates are the first day of the calendar quarter coinciding with or following the completion of the service. Effective September 1, 2003, union employees of the Charlevoix, Michigan plant no longer participate in the Plan.

     Contributions
     -------------

     Participants may contribute from 1% to 16% of their eligible pay, up to an annual maximum of the lesser of their eligible pay or $40,000. Effective August 1, 2003, participants employed at the Charlevoix, Michigan plant may contribute from 1% to 18% of their eligible pay for the period August 1, 2003 through August 31, 2003. Participants may also rollover certain amounts from other qualified defined benefit or contribution plans. Participants direct the investment of their participant contributions in the investment options listed in note 3.

     CEMEX, Inc. (the Employer and Sponsor) matches 50% of the amount contributed by each participant up to the first 6% (5% prior to May 1, 2002) of eligible pay. Effective August 1, 2003, participants employed at the Charlevoix, Michigan plant will receive matching Employer contributions for the period August 1, 2003 through August 31, 2003 equal to 75% of their amount contributed up to the first 6% of eligible pay.

     The Employer contributions are in the form of American Depository Shares representing common stock of CEMEX, S.A. de C.V. (CEMEX stock). Effective April 12, 2002, a participant may, at any time after the CEMEX stock is credited to his or her account, make a diversification election and exercise investment discretion with respect to the Employer matching contribution. Prior to April 12, 2002, a participant must have attained the age of 59 1/2 before exercising investment discretion with respect to the CEMEX stock that was purchased with Employer contributions. The Employer may make additional contributions in accordance with the provisions of the Plan Agreement.



                                                                     Continued

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                    Notes to Financial Statements, Continued


     Participant accounts
     --------------------

     Separate accounts are maintained for each participant as follows. Participant accounts are credited with the participant's contribution and allocations of the Employer's contributions and Plan earnings. Allocations are based on each participant's earnings or account balance, as defined in the Plan Agreement. Each participant is entitled to the benefit that can be provided from the participant's account.

     Vesting
     -------

     Participants are immediately and fully vested in all contributions plus actual earnings thereon.

     Benefit payments
     ----------------

     Benefits are payable from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59 1/2, or by incurring a disability or financial hardship, as defined in the Plan Agreement. Participants elect the method of distribution which may be either in the form of a direct rollover to an eligible retirement plan, lump sum payment or, if in excess of $5,000, payment over a period of time not to exceed the shorter of 10 years or certain life expectancies as defined in the Plan Agreement.

     Participant loans
     -----------------

     A participant may obtain a loan from his or her separate account balance. Each loan is evidenced by a promissory note and may not be less than $1,000. The loans are secured by the balance in the participant's account and bear interest at the rate established by the Loan Committee. Provisions of the Plan require the aggregate of each loan outstanding not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Repayment terms for loans are not to exceed five years and principal and interest is paid ratably through monthly payroll deductions.

     Administrative expenses
     -----------------------

     Asset management fees are paid by the Plan, loan fees are paid by the borrowing participant, and all other administrative costs are paid by the Sponsor.

     Forfeited accounts
     ------------------

     Amounts forfeited for any reason shall first be used to restore previously forfeited participant accounts which are to be restored under the terms of the Plan and if any amount remains after that allocation, it shall be used to reduce the Employer matching contribution for that Plan year.

     Plan termination
     ----------------

     Although no interest has been expressed, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA.


                                                                  Continued

                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                    Notes to Financial Statements, Continued


2.   Significant Accounting Policies

     Basis of presentation
     ---------------------

     The financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets in accordance with accounting principles generally accepted in the United States of America.

     Investment valuation and income recognition
     -------------------------------------------

     The mutual funds, common collective trust fund and common stock are stated at fair value based on quoted market prices as of the date of the financial statements. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Benefit payments
     ----------------

     Benefits are recorded when paid.

     Use of estimates
     ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.   Investments
     -----------

     As of December 31, 2003 and 2002, participant contributions to the Plan were invested at the option of the participants in one or more of the following investment funds:

                                                             2003           2002
                                                             ----           ----
       Stable Value Fund                              $     906,746       1,543,188
       Washington Mutual Investors Fund                     337,645         626,364
       CEMEX stock                                          315,291         301,484
       PIMCO Total Return Fund                              260,485
       MFS Research Fund                                    179,368         367,350
       Templeton Foreign Fund                               170,249         287,841
       Franklin Balance Sheet Investment Fund               114,267         253,298
       Franklin Real Estate Securities Fund                  78,152         183,231
       ING International Small Cap Growth Fund               55,139         107,296
       AIM Constellation Fund                                46,591          43,451
       Templeton Developing Markets Fund                     40,573          66,878
       Franklin Small Mid-Cap Growth Fund                    22,384          74,150
       Putnam New Opportunities Fund                         10,628          55,434
       Alliance Capital Reserve Account                          51             245
       Bond Fund of America                                                 552,098
       Participant loans                                    175,554         218,259
                                                      -------------       ---------

                                                      $   2,713,123       4,680,567
                                                      =============       =========

                                                                           Continued


                    CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                              FOR UNION EMPLOYEES

                    Notes to Financial Statements, Continued


     Investments with a fair value that exceeds $135,657 and $234,031 at December 31, 2003 and 2002, respectively, represent 5% or more of Plan net assets.

4.   Federal Income Tax Status
     -------------------------

     The Plan obtained its latest determination letter on June 14, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan's management believes that the related trust is tax-exempt and accordingly, no provision for Federal income taxes has been included in the Plan's financial statements.

5.   Risks and Uncertainties
     -----------------------

     The Plan provides for investment in a common collective trust fund, various mutual funds, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.


                                                                                                Supplemental Schedule H, Line
                                                                                                                         4(i)
                                                                                                  Plan Sponsor No. 72-0296500
                                                                                                                 Plan No. 010

                                          CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                                                    FOR UNION EMPLOYEES

                                          Schedule of Assets (Held at End of Year)
                                                     December 31, 2003

(a)               (b)                                                     (c)                                           (e)
     Identity of issue, borrower, lessor,             Description of investment including maturity date,              Current
             or similar party                         rate of interest, collateral, par or maturity value              value
    --------------------------------------------      -------------------------------------------------------       ------------

    INVESCO Trust Company                              Stable Value Fund; 906,746 shares                            $    906,746

    Washington Mutual                                  Washington Mutual Investors Fund; 11,732 shares                   337,645

 *  CEMEX, S.A. de S.V.                                American Depository Shares; 12,034 shares                         315,291

    PIMCO                                              Total Return Fund; 24,322 shares                                  260,485

    MFS Fund Distributors, Inc.                        MFS Research Fund; 10,255 shares                                  179,368

    Franklin Templeton Investor Services, Inc.         Templeton Foreign Fund; 16,001 shares                             170,249

    Franklin Templeton Investor Services, Inc.         Franklin Balance Sheet Investment Fund; 2,402 shares              114,267

    Franklin Templeton Investor Services, Inc.         Franklin Real Estate Securities Fund; 3,635 shares                 78,152

    ING Pilgrim Group                                  ING International Small Cap Growth Fund; 2,033 shares              55,139

    AIM Family of Funds                                AIM Constellation Fund; 2,166 shares                               46,591

    Franklin Templeton Investor Services, Inc.         Templeton Developing Markets Fund; 2,707 shares                    40,573

    Franklin Templeton Investor Services, Inc.         Franklin Small Mid-Cap Growth Fund; 741 shares                     22,384

    Putnam Investments                                 Putnam New Opportunities Fund; 282 shares                          10,628

    Pershing                                           Alliance Capital Reserve Account; 51 shares                            51

 *  Participant loans                                  5.2% to 9.5%; 1-5 year term; payable monthly                      175,554
                                                                                                                    --------------

                                                                                                                    $  2,713,123
                                                                                                                    ==============
 *  Party-in-interest

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 CEMEX, INC. SAVINGS AND INVESTMENT PLAN
                                 FOR UNION EMPLOYEES


                                 By: /s/ Andrew M. Miller
                                    -------------------------------------
                                    Name:  Andrew M. Miller
                                    Title: Chairman of Administrative Committee


Date: June 30, 2004

                                 EXHIBIT INDEX


Exhibit
   No.                     Description
-------                    -----------

   1. Consent of Mir Fox & Rodriguez, P.C. to the incorporation by reference into the Registration Statement on Form S-8 (File No. 333-86090) of CEMEX, S.A. de C.V. of its report, dated June 25, 2004, with respect to the audited financial statements of the CEMEX, Inc. Savings and Investment Plan For Union Employees as of December 31, 2003.

                                                                    EXHIBIT 1





                        CONSENT OF INDEPENDENT AUDITORS


As independent auditors, we hereby consent to the incorporation by reference of our report dated June 25, 2004, included in this Form 11-K, into the previously filed registration statement on Form S-8 of the CEMEX, Inc. Savings and Investment Plan For Union Employees (File No. 333-86090).


                                             /s/ Mir Fox & Rodriguez


Mir Fox & Rodriguez, P.C.

Houston, Texas
June 28, 2004